

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2025

Walter Geldenhuys
Chief Financial Officer
Rivulet Entertainment, Inc.
7659 E. Wood Drive
Scottsdale, AZ 85260

> **Re: Rivulet Entertainment, Inc.**
> **Form 10-KT for the Transition Period ended June 30, 2024**
> **Filed November 12, 2024**
> **File No. 000-52390**

Dear Walter Geldenhuys:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-KT for the Transition Period ended June 30, 2024
Financial Statements
Note 7 - Asset Purchase Agreement , page 19

1. We note that you have inconsistent disclosures about your recent issuance of 90,784,800 shares and payment of $10,069,000, indicating you arranged to acquire "the assets of" Rivulet Media, Inc. (the Seller identified in the agreement attached to the Form 8-K that you filed on March 7, 2024), while also indicating you intend to account for the transaction as a reverse merger, as if you acquired the Seller instead.

    Based on your disclosure on page 1, explaining that post merger, you engage in the production, distribution and marketing of commercial feature-length films, television series and mini-series, and television movies, from initial development through principal photography, postproduction, distribution and ancillary sales, it appears you may have acquired a business rather than assets. However, your valuation and presentation of the consideration shares as an asset is also not consistent with the accounting that would apply for a reverse acquisition under FASB ASC 805-40.

Please explain to us how you have evaluated all aspects of the acquisition relative to the guidance in FASB ASC 805-10-55-3A through 55-9, and Rule 11-01(d) of Regulation S-X, in formulating a view.

2.   If you acquired a business in a reverse acquisition, tell us how you propose to comply with the requirement to file financial statements of the business, which would need to cover its two most recently completed fiscal years on an audited basis, and any subsequent interim periods on an unaudited basis.

Please explain to us how the composition of the financial statements would be determined, whether these would be depicted as carve-out financial statements or financial statements of entities under common control, and tell us how these would compare to the consolidated financial statements of Rivulet Media, Inc., with identification and quantification of all material differences.

Given that you amended the acquisition agreement after the closing date on three occassions to change the composition of the assets that would be included and the consideration to be exchanged, also explain to us how you propose to reflect those changes in the historical financial presentation, and describe your rationale.

3.   Given that you were a shell company (as defined in Rule 12b-2 of Regulation 12B) prior to entering into the acquisition, if you acquired a business, a Form 8-K having all of the information that would be required in a general form for registration of securities on Form 10 would have been required within four days of completing the transaction in July 2024, to comply with either Item 2.01(f) or Item 5.01(a)(8) of Form 8-K, depending on whether or not there was also a change in control.

With regard to the requirements for subsequent periodic reports, we note that you identified June 30, 2024 as a new fiscal year-end and filed financial statements covering the transition period that ended on that date. Based on this alone, it appears that you should have filed a Form 10-Q for the quarter ended September 30, 2024, as the initial periodic report subsequent to the change, to comply with Rule 13a-10(e)(3) and Rule 13a-13 of Regulation 13A. However, if you completed a reverse acquisition, the historic reporting of the accounting acquiree would ordinarily be superceded by the historical reporting of the accounting acquiror. As such, explain to us how the new fiscal year that you have selected compares to the fiscal year that has been in use by the entity that would be depicted as the accounting acquirer, and if you will be accounting for the transaction as a reverse merger, explain to us how the financial presentation in your initial periodic report following the event will align with and follow the financial reporting that you will provide in the Form 8-K that is filed to address the requirements cited in the first paragraph above.

Tell us why you have not filed these reports and describe any efforts that you have undertaken to obtain audited financial statements for the business acquired, describe the status of any related activities that are underway, and the expected timeframe that will be necessary to finalize those efforts and comply with your reporting obligations.

4.   Tell us whether your issuance of the consideration shares culminating in July 2024 resulted in a change in contol, and provide us with details of the changes in ownership interests that occurred in connection with this transaction, to include interests held by and among investors in your company, Rivulet Media, Inc., JJW Investments, LLC, Genius Equity, LLC, and all affiliates, members, shareholders, and related persons.

5.   We note the disclosures on pages 4 and 14 of the Form 10-K that you filed on March 27, 2024, indicating that you had entered into a Letter of Intent with Rivulet Media, Inc. on July 14, 2023 to purchase from its then current shareholders all of the issued and outstanding shares of its common stock, preferred stock, and warrants in exchange for the same number and designation of securities to be issued by you.

   However, your announcement of the Asset Purchase Agreement in the March 7, 2024 Form 8-K indicates this disclosure from your annual report had been superceded. Please clarify the current status of the Letter of Intent and describe to us all changes in status, including the reasons and attending circumstances, and explain to us how the exchange associated with the transaction described in your transition report compares to the transaction that you had contemplated with the Letter of Intent.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact John Cannarella at 202-551-3337 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation